A.G.P. / Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

May 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sharplink Gaming, Inc. Registration Statement on Form S-1 File No. 333-286964 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, A.G.P / Alliance Global Partners as sole Placement Agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Time on Tuesday, May 20, 2025 or as soon thereafter as practicable.

Very truly yours,

A.G.P / Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director